Exhibit 4.6

Description of the Registrant’s Securities

Registered Pursuant to Section 12 of the

Securities Exchange Act of 1934

Guerrilla RF, Inc. (“we,” “our,” “us,” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, $0.0001 par value per share.

The following information is a summary of information concerning our common stock, and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended by Certificates of Amendment thereto, including the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock filed with the Delaware Secretary of State on August 5, 2024 (the “Certificate of Designations”, and collectively, our “Certificate of Incorporation”) and our Amended and Restated Bylaws (our “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part.

Authorized Capital Stock

Our authorized capital stock consists of 50,000,000 shares of common stock, and 10,000,000 shares of preferred stock, $0.0001 par value per share, 22,000 of which shares are designated as “Series A Convertible Preferred Stock” and the remainder of which are undesignated. The outstanding shares of our common stock are, when paid for, duly authorized, validly issued, fully paid and nonassessable.

Dividends

Subject to the rights of the holders of any outstanding preferred stock, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends at the times and in the amounts that our Board of Directors may determine.

Voting

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. No holder of common stock is entitled to cumulate votes in voting for directors.

No Preemptive or Similar Rights

Holders of our common stock have no preemptive rights. Our common stock is not subject to redemption or sinking fund provisions.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after satisfaction of all outstanding debt and liabilities, and subject to the prior rights of any outstanding preferred stock.

Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions thereof. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Series A Convertible Preferred Stock

On August 5, 2024, we issued an aggregate of 22,000 shares of the Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A preferred shares”), which have a stated value of $1,000 per share and are initially convertible into 7,213,115 shares of common stock at the election of the holder. Alternatively, each Series A preferred share will automatically immediately prior to the initial listing of the common stock on a national securities exchange.

General

Each Series A preferred share has the powers, designations, preferences and other rights as are set forth in the Certificate of Designations. The Series A preferred shares rank senior to the common stock with respect to dividends, distributions and payments on liquidation, winding-up and dissolution.

Voting

Pursuant to the Certificate of Designations, holders of Series A preferred shares are entitled to vote on an as-converted basis with the common stock.

Liquidation

The Series A preferred shares are subject to automatic redemption for cash upon a “Fundamental Transaction” by us, which includes a merger, sale of all or substantially all our assets, recapitalization, or the sale of more than 50% of the voting stock of the Company. In such event, the redemption price would be equal to the greater of the stated value of the Series A preferred shares or the consideration per share of common stock in the Fundamental Transaction (or in the absence of such consideration, the volume-weighted average price of the Company’s common stock immediately preceding the closing of the Fundamental Transaction).

Dividends

The Series A preferred shares participate with the holders of the common stock on an as-converted basis to the extent any dividends are declared on common stock, although the Series A preferred shares will not accrue a fixed dividend.

Anti‑takeover Provisions

Some provisions of Delaware law and our Certificate of Incorporation and our Bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interests or in our best interests, including transactions that provide for payment of a premium over the market price for our shares.

Undesignated Preferred Stock

The ability of our Board of Directors, without action by our stockholders, to issue up to 9,978,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our Board of Directors could impede the success of any attempt to effect a change in control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

Anti-Takeover Provisions

The provisions of the Delaware General Corporation Law (the “DGCL”), our Certificate of Incorporation and our Bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. They are also designed to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the date such person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner or certain other exceptions are met. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to an interested stockholder. An “interested stockholder” includes a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. The existence of this provision generally will have an antitakeover effect for transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Certificate of Incorporation and Bylaw Provisions

Our Certificate of Incorporation and our Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company. Certain of these provisions are summarized below:

• Board Vacancies. Our Certificate of Incorporation and Bylaws authorize only our Board of Directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board of Directors is permitted to be set only by a resolution adopted by a majority vote of our entire Board of Directors. These provisions would prevent a stockholder from increasing the size of our Board of Directors and then gaining control of our Board of Directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our Board of Directors but promotes continuity of management.
• Classified Board. Our Certificate of Incorporation and Bylaws provide that our Board of Directors is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified Board of Directors.

• Directors Removed Only for Cause. Our Certificate of Incorporation provides that stockholders may only remove a director for cause, and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.
• Elimination of Stockholder Action by Written Consent; Special Meetings of Stockholders. Our Certificate of Incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. Further, our Bylaws provide that special meetings of our stockholders may be called only by a majority of our Board of Directors, the chairman of our Board of Directors, or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
• Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws establish advance notice procedures with respect to proposals and the nomination of candidates for election as director. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.
• No Cumulative Voting. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors.

• Supermajority Requirement for Amendment of Charter Provisions. Our Certificate of Incorporation provides that the affirmative vote of the holders of least 66 2/3% of our outstanding common stock is required to amend certain provisions of our Certificate of Incorporation.
• Choice of Forum. Our Certificate of Incorporation provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to the Company or our stockholders; (iii) any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or our Bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. Our Bylaws provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which we refer to as a Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. Although there can be no assurance that federal courts or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Although neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC. The transfer agent’s address is 18 Lafayette Place, Woodmere, NY 11598.

Exchange Listing

Our common stock is quoted on the OTC Markets Group trading platform under the symbol “GUER.”